# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BiomX Inc., CIK 0001739174
CUSIP: 09090D301
Title of class of securities: Common stock, $0.0001 par value
Address of issuer's principal executive offices: 22 Einstein St., Floor 4, Ness Ziona, Israel (L3), 7414003
Date of event which requires filing of this statement: 12/26/2025
Filed by CIK 0002044677
Persons authorized to receive notices and communications: Rick Werner, Esq., Haynes and Boone, LLP, 30 Rockefeller Plaza, 26th Floor, New York, New York (NY), 10112, (212) 659-7300

## Reporting persons
- Pyu Pyu Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 381,422; sole dispositive power 0; shared dispositive power 381,422; aggregate amount beneficially owned 381,422 (19.99% of the class)
  Comment: (1) Includes (i) 1,650,000 shares of Common stock, $0.0001 par value ("Common Stock") of BiomX Inc. (the "Issuer") issuable upon the conversion of shares of Series Y Convertible Preferred Stock, par value $0.0001 per share ("Series Y Preferred Stock"), of the Issuer (subject to a 19.99% beneficial ownership limitation), and (ii) 3,300,000 shares of Common Stock of the Issuer issuable upon exercise of warrants (subject to a 19.99% beneficial ownership limitation), as further disclosed in Item 3 of this Schedule 13D.
  
  (2) The figure in Item 13 is based upon (i) 1,526,640 shares of Common Stock of the Issuer outstanding as of November 11, 2025 (as adjusted for the Company's 1:19 reverse stock split which became effective on November 25, 2025 (the "Reverse Stock Split")) , as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed by the Issuer with the SEC on November 12, 2025, (ii) 1,650,000 shares of Common Stock issuable upon the conversion of shares of Series Y Preferred Stock (subject to a 19.99% beneficial ownership limitation), and (ii) 3,300,000 shares of Common Stock of the Issuer issuable upon exercise of warrants (subject to a 19.99% beneficial ownership limitation), as further disclosed in Item 3 of this Schedule 13D.
- Reuven Yeganeh (CIK 0002044677): type of reporting person: other (OO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 381,422; sole dispositive power 0; shared dispositive power 381,422; aggregate amount beneficially owned 381,422 (19.99% of the class)
  Comment: (1) Includes (i) 1,650,000 shares of Common stock, $0.0001 par value ("Common Stock") of BiomX Inc. (the "Issuer") issuable upon the conversion of shares of Series Y Convertible Preferred Stock, par value $0.0001 per share ("Series Y Preferred Stock"), of the Issuer (subject to a 19.99% beneficial ownership limitation), and (ii) 3,300,000 shares of Common Stock of the Issuer issuable upon exercise of warrants (subject to a 19.99% beneficial ownership limitation), as further disclosed in Item 3 of this Schedule 13D.
  
  (2) The figure in Item 13 is based upon (i) 1,526,640 shares of Common Stock of the Issuer outstanding as of November 11, 2025 (as adjusted for the Company's 1:19 Reverse Stock Split), as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed by the Issuer with the SEC on November 12, 2025, (ii) 1,650,000 shares of Common Stock issuable upon the conversion of shares of Series Y Preferred Stock (subject to a 19.99% beneficial ownership limitation), and (ii) 3,300,000 shares of Common Stock of the Issuer issuable upon exercise of warrants (subject to a 19.99% beneficial ownership limitation), as further disclosed in Item 3 of this Schedule 13D.
  
  (3) Mr. Yeganeh is the Managing Member of Pyu Pyu Capital, LLC and shares voting and investment power over shares held by such entity and disclaims beneficial ownership over any securities in which he does not have any pecuniary interest.

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.0001 par value
Name of issuer: BiomX Inc.
Address of issuer's principal executive offices: 22 Einstein St., Floor 4, Ness Ziona, Israel (L3), 7414003
Comment: The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.0001 per share, of BiomX Inc. The principal executive office of the Issuer is 22 Einstein St., Floor 4, Ness Ziona, Israel 7414003.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of (i) Pyu Pyu Capital, LLC, a Delaware limited liability company ("Pyu Pyu") and (ii) Reuven Yeganeh, the Managing Member of Pyu Pyu (collectively with Pyu Pyu, the "Reporting Persons").

Each of the Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any of the securities covered by this statement.
Residence or business address: The principal business and principal office address of each Reporting Person is 48 Hasivim St, Givat Shmuel, Israel.
Present principal occupation or employment: Pyu Pyu is principally engaged in the business of investments in private and public companies. The principal occupation of Mr. Yeganeh is business management.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The jurisdiction of organization of Pyu Pyu is Delaware. Mr. Yeganeh is a citizen of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Private Placement and Securities Purchase Agreement

On December 26, 2025, BiomX Inc., Inc., a Delaware corporation (the "Issuer"), entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Pyu Pyu, pursuant to which the Issuer issued and sold, in a private placement transaction, an aggregate of 3,300 shares of the Issuer's newly created Series Y Convertible Preferred Stock, par value $0.0001 per share (the "Series Y Preferred Stock"), with an aggregate stated value of $3.3 million, and warrants to purchase shares of the Issuer's Common Stock, par value $0.0001 per share (the "Common Stock"), for aggregate gross proceeds to the Issuer of $3.0 million, before deducting placement agent fees and other offering expenses. The source of funds for the transaction was the working capital of Pyu Pyu.

Each share of Series Y Preferred Stock of the Issuer has a stated value of $1,000 and is convertible into shares of Common Stock of the Issuer at a conversion price and on the terms and conditions set forth in the Certificate of Designations of Series Y Convertible Preferred Stock (the "Certificate of Designations"), as discussed below.

Pursuant to the Securities Purchase Agreement, the Issuer also agreed to issue to Pyu Pyu warrants to purchase up to an aggregate number of shares of Common Stock of the Issuer equal to 200% of the number of shares of Common Stock of the Issuer issuable upon conversion of the Series Y Preferred Stock of the Issuer (the "Warrants"), i.e., 3,300,000 shares of Common Stock of the Issuer. The Warrants are exercisable immediately upon issuance, subject to certain limitations set forth below, have an initial exercise price of $2.00, and expire five years from the date of issuance.

Further, pursuant to the Securities Purchase Agreement, the Issuer agreed to increase the size of the Issuer's board of directors (the "Board") by one seat and appoint a new director to be designated by Pyu Pyu, provided that Pyu Pyu beneficially owns at least 9.99% of the Issuer's outstanding shares of Common Stock. Pyu Pyu also has the right to designate a second director after the Issuer obtains the Stockholders' Approval (as defined below), provided that Pyu Pyu beneficially owns at least 19.99% of the Issuer's outstanding shares of Common Stock. On December 19, 2025, the Board increased the size of the Board to nine members and appointed Mr. Yeganeh to serve as a Class 1 director on the Board, effective as of the Closing, for a term ending at the Issuer's annual meeting of stockholders to be held in 2027, subject to Pyu Pyu beneficially owning, on an as-converted basis, at least 9.99% of the Issuer's shares of Common Stock.

The Securities Purchase Agreement contains customary representations and warranties of the Issuer and Pyu Pyu, covenants on the part of the Issuer, indemnification provisions and termination provisions.

Pursuant to the Securities Purchase Agreement, the Issuer agreed to hold a stockholders' meeting (the "Stockholders' Meeting") to submit to its stockholders for their consideration the approval of the issuance of the shares of Common Stock of the Issuer issuable upon conversion of the Series Y Preferred Stock of the Issuer and upon exercise of the Warrants into an aggregate of more than 19.99% of the outstanding shares of Common Stock of the Issuer in accordance with the rules of NYSE American LLC ("NYSE American", the "Stockholders' Approval") no later than 60 calendar days following the closing of the transactions contemplated by the Securities Purchase Agreement.

On January 13, 2026, the Issuer consummated the foregoing private placement pursuant to the Securities Purchase Agreement (the "Closing").

Series Y Preferred Stock; Certificate of Designations

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series Y Preferred Stock of the Issuer are set forth in the Certificate of Designation, which was filed with the Secretary of State of the State of in connection with the Closing and the consummation of the private placement of shares of the Series Y Preferred Stock of the Issuer and the Warrants. On January 13, 2026, the Issuer issued 3,300 shares of the Series Y Preferred Stock of the Issuer to Pyu Pyu.

As a holder of Series Y Preferred Stock of the Issuer, Pyu Pyu is entitled to receive dividends on the stated value of the Series Y Preferred Stock of the Issuer at a rate of 15% per annum, payable quarterly, at the holder's sole election, either in cash or shares of Common Stock of the Issuer, subject to adjustment as set forth in the Certificate of Designations. Except as otherwise required by law or as expressly provided in the Certificate of Designations, the Series Y Preferred Stock of the Issuer does not have voting rights. Each share of Series Y Preferred Stock of the Issuer has a maturity of one year from the Closing.

The Certificate of Designations contains certain customary covenants of the Issuer, including restrictions on the Issuer's ability, without the consent of the holders of a majority of the outstanding shares of Series Y Preferred Stock of the Issuer, to authorize or issue securities ranking senior to or on parity with the Series Y Preferred Stock of the Issuer with respect to dividends, distributions or payments upon liquidation, dissolution or winding up of the Issuer, subject to certain exceptions set forth therein. The Series Y Preferred Stock of the Issuer ranks senior to the Issuer's Common Stock and to the Issuer's Series X Non-Voting Convertible Preferred Stock with respect to dividends, distributions and payments upon liquidation, dissolution or winding up of the Issuer.

The initial conversion price of the Series Y Preferred Stock of the Issuer is $2.00 per share of Common Stock, subject to customary adjustments for stock splits, stock dividends, stock combinations, recapitalizations and similar transactions. In addition, following receipt of stockholder approval as required under the applicable rules of NYSE American, the conversion price will be reduced to equal the lower of (i) the conversion price, as defined in the Certificate of Designations (the "Conversion Price"), then in effect, and (ii) the closing sale price of the Common Stock on the trading day immediately prior to the date such stockholder approval is obtained.

Notwithstanding the foregoing, prior to the receipt of stockholder approval required under the rules of NYSE American, Pyu Pyu is prohibited from converting shares of Series Y Preferred Stock of the Issuer into shares of Common Stock of the Issuer if, as a result of such conversion, Pyu Pyu, together with any person whose beneficial ownership would be aggregated with Pyu Pyu's beneficial ownership for purposes of Section 13(d) or Section 16 of the Exchange Act, and taking into account also any shares of Common Stock of the Issuer issuable upon exercise of the Warrants held by Pyu Pyu or any such other Persons, would beneficially own more than 19.99% of the total number of shares of Common Stock of the Issuer issued and outstanding immediately after giving effect to such conversion.

Warrants

The exercise price of the Warrants is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like. There is no established public trading market for the Warrants, and the Issuer does not intend to list the Warrants on any national securities exchange or nationally recognized trading system.

The Warrants were exercisable immediately upon issuance and have a term of five years from the date of issuance. Each Warrant entitles the holder thereof to purchase shares of Common Stock of the Issuer at an initial exercise price of $2.00, subject to customary adjustments for stock splits, stock dividends, stock combinations, recapitalizations and similar transactions. In addition, following receipt of stockholder approval as required under the applicable rules of NYSE American, the exercise price will be reduced to equal the lower of (i) the exercise price then in effect and (ii) the closing sale price of the Common Stock on the trading day immediately prior to the date such stockholder approval is obtained.

Notwithstanding the foregoing, prior to the receipt of stockholder approval required under the rules of NYSE American, Pyu Pyu is prohibited from exercising Warrants if, as a results of such exercise, Pyu Pyu, together with any person whose beneficial ownership would be aggregated with Pyu Pyu's beneficial ownership purposes of Section 13(d) or Section 16 of the Exchange Act, taking into account also any shares of Common Stock of the Issuer issuable upon conversion of the Series Y Preferred Stock of the Issuer held by Pyu Pyu or any such other persons, would beneficially own more than 19.99% of the total number of shares of Common Stock of the Issuer issued and outstanding immediately after giving effect to such conversion.

The foregoing descriptions of the Securities Purchase Agreement, the Certificate of Designations, and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Pyu Pyu acquired the securities described in this Schedule 13D pursuant to various transactions and agreements with the Issuer, including without limitation those discussed in Item 3 of this Schedule 13D, which are incorporated herein by reference.

The Reporting Persons intend to review its investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, each Reporting Person may consider, among other things: (a) the acquisition by such Reporting Person of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, each Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, each Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover pages hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover pages hereto.
Transactions in the class effected during the past sixty days: Except as otherwise described herein, including the acquisitions of shares of Common Stock of the Issuer as disclosed in Item 3 of this Schedule 13D, no transactions in the shares of Common Stock of the Issuer were effected during the past sixty days by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No other person is known to any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

Registration Rights Agreement

On December 26, 2025, in connection with the Securities Purchase Agreement, the Issuer entered into a Registration Rights Agreement with Pyu Pyu. Pursuant to the Registration Rights Agreement, the Issuer is required to prepare and file a resale registration statement (the "Registration Statement") with respect to (i) the shares of Common Stock of the Issuer issuable upon conversion of the Series Y Preferred Stock of the Issuer, (ii) the shares of Common Stock of the Issuer issuable upon exercise of the Warrants, and (iii) any shares of Common Stock of the Issuer issuable in connection with any anti-dilution provisions contained in the Certificate of Designation and Warrants.

The Registration Rights Agreement requires the Issuer to file the Registration Statement with the SEC within 30 calendar days following the closing of the transactions contemplated by the Securities Purchase Agreement. The Company agreed to use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC within 60 calendar days following the closing of the transactions contemplated by the Securities Purchase Agreement (or within 90 calendar days if the SEC reviews the Registration Statement). The Company is also required to maintain the effectiveness of the Registration Statement for the period specified in the Registration Rights Agreement. The Registration Rights Agreement contains customary covenants and mutual indemnification provisions that are customary for transactions of this type.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Securities Purchase Agreement, dated as of December 26, 2025, by and between the Issuer and Pyu Pyu (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 29, 2025).

99.2 Certificate of Designations of Series Y Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 29, 2025).

99.3 Form of Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 29, 2025).

99.4 Registration Rights Agreement, dated as of December 26, 2025, by and between the Issuer and Pyu Pyu (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 29, 2025).

99.5 Joint Filing Agreement, dated January 22, 2026

## Signatures
- Pyu Pyu Capital, LLC: /s/ Reuven Yeganeh, Reuven Yeganeh/Managing Member (01/26/2026)
- Reuven Yeganeh: /s/ Reuven Yeganeh, Reuven Yeganeh (01/26/2026)